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                                                                 EXHIBIT (a)(10)
DSG International Limited

                                                                    NEWS RELEASE

               DSG INTERNATIONAL LIMITED ANNOUNCES FINAL RESULTS
                              OF ITS TENDER OFFER


     Duluth, Georgia, December 20, 1996/PRNewswire/ -- DSG International Limited
(DSG) (NASDAQ: DSGIF) announced today that based on a final count by the depository on the close of business on December 18, 1996, 1,049,029 shares had been tendered pursuant to its "Dutch Auction" tender offer for up to eight hundred and fifty thousand (850,000) shares of its ordinary shares. As previously announced, DSG will purchase 850,000 shares validly tendered plus an additional 153,540 shares which is the equivalent of 2% of the outstanding shares for a total of 1,003,640 of the shares tendered pursuant to the tender offer. The Company will purchase the shares at a purchase price of $14.50 per share.

     The company expects to begin mailing checks representing the purchase price of the shares purchased pursuant to the offer early in the week of December 23, 1996.

     DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Hong Kong, California, Georgia, Australia, England, Singapore, Canada, Switzerland, China and Thailand, the Company distributes its products throughout Asia, Australia, North America, and Europe. The Company also produces private label disposable diapers, adult incontinence and feminine napkins at certain operations. Its best selling brands include "Fitti(R)", "Pet Pet(R)", "Cosies(R)", Cosifits(R)", "Baby Love(R)", "Togs(R)", "Cares(R)" and "Vlesi(R)".

12/20/96


         /CONTACT: Peter Chang, (770) 497-9800


(DSGIF)